October 27, 2017
VIA EDGAR
Ms. Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services
Division of Corporation Finance
Mail Stop 4561
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:     Commvault Systems, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2017
Filed May 5, 2017
Form 10-Q for the Quarter Ended June 30, 2017
Filed July 26, 2017
File No. 001-33026
Dear Ms. Collins:
Attachment A (and marked CVLT001 through CVLT002) to this letter responds on behalf of Commvault Systems, Inc. (the “Company”) to comment No. 4 in the Staff’s letter dated October 19, 2017 addressed to the undersigned. The Company is responding to the staff’s other comments in the Staff’s letter in a separate letter filed electronically via Edgar.
Inquiries concerning this request and notices of copies of requests for a copy of Attachment A should be directed to me at the following address and telephone number (732) 870-4315.
Sincerely,
/s/ Brian Carolan

Brian Carolan
Vice President, Chief Financial Officer
cc:    Frank Knapp, U.S. Securities and Exchange Commission

Confidential treatment requested by Commvault Systems, Inc. pursuant to Rule 83 of the Rules of Practice of the Securities and Exchange Commission (17 C.F.R. 200.83)

ATTACHMENT A

Reproduced below in bold text is comment No. 4 from the Staff’s letter dated October 19, 2017 addressed to Brian Carolan, Vice President and Chief Financial Officer of Commvault Systems, Inc. The Company’s response follows the comment.
Form 10-Q for the Quarterly Period Ended June 30, 2017
Notes to Consolidated Financial Statements (unaudited)
Note 3. Revenue, page 9

4.
Please tell us why the standalone selling price of software is typically estimated using the residual approach and how you met one of the criteria in ASC 606-10-32-34(c). To the extent you have determined the selling price for your software is highly variable; please provide a comprehensive, quantitative discussion of such variability to support your conclusions.

The Company’s software license sales typically provide for a non-exclusive, perpetual right to use the Company’s software products. The Standalone Selling Price (“SSP”) of such software licenses is typically estimated using the residual approach. Under ASC 606-10-32-34(c), an entity may use the residual approach to estimate SSP by referencing the total transaction price less the sum of the observable standalone selling prices of other goods or services promised in the contract. When formulating a conclusion the Company also considered the tentative conclusions in the AICPA Software Industry Issue Paper #14-6, Estimating the Standalone Selling Price – Use of the Residual Approach. Our conclusions are consistent with the tentative conclusions of the draft issue paper. The residual approach may only be used if one of the following criteria is met:

1.
The entity sells the same good or service to different customers (at or near the same time) for a broad range of amounts (that is, the selling price is highly variable because a representative standalone selling price is not discernible from past transactions or other observable evidence);

2.	The entity has not yet established a price for that good or service, and the good or service has not previously been sold on a standalone basis (that is, the selling price is uncertain).

The Company has concluded that *. The Company allocates transaction price to the performance obligations (software updates, customer support and professional services revenue) based on their observable SSP.

The Company sells it software licenses (in conjunction with software updates and customer support and/or professional services) at *. The * combined with the * served as the basis for using the residual approach. The determination of whether the Company’s pricing is * includes judgment and analysis. The Company’s evaluation was primarily a quantitative approach that concluded its pricing is * as the Company has a history of *. The Company concluded the most appropriate quantitative measures to evaluate * was to stratify its historical software license transactions by (1) * and (2) *. The Company manages it software license revenue by the following geographic locations: Americas (United States, Canada, Latin America); EMEA (Europe, Middle East, Africa); and APAC (Australia, New Zealand, Southeast Asia, China). The bands of software transaction values reviewed were *; *; and *. The tables below demonstrate the Company’s *.

The stratification analysis was performed for the fiscal year ended March 31, 2017 and the three months ended June 30, 2017. The analysis shows that *. Additionally, the average and median of each stratification is *. This is because the Company’s *, which is typical in the software industry.

Confidential treatment requested by Commvault Systems, Inc. pursuant to Rule 83 of the Rules of Practice of the Securities and Exchange Commission (17 C.F.R. 200.83)

Geographic Region	Transaction Value	Fiscal Year Ended March 31, 2017
		Average	Minimum	Maximum	Median
Americas
*	*	*	*	*	*
*	*	*	*	*	*
*	*	*	*	*	*

EMEA
*	*	*	*	*	*
*	*	*	*	*	*
*	*	*	*	*	*

APAC
*	*	*	*	*	*
*	*	*	*	*	*
*	*	*	*	*	*
************************************************************

Geographic Region	Transaction Value	Three Months Ended June 30, 2017
		Average	Minimum	Maximum	Median

Americas
*	*	*	*	*	*
*	*	*	*	*	*

EMEA
*	*	*	*	*	*
*	*	*	*	*	*
*	*	*	*	*	*

APAC
*	*	*	*	*	*
*	*	*	*	*	*
*	*	*	*	*	*
************************************************************
The Company does have evidence of SSP of the other performance obligations through observable transactions when those performance obligations are not bundled. When applying the residual approach, the Company also considers the guidance in BC 273 and evaluates whether the outcome of the residual approach would allocate an unrealistic amount to the software license. The Company believes the outcome is reasonable and realistic as the outcome does not result in no, or very little, consideration being allocated to the software in the transaction.
*Confidential treatment requested by Commvault Systems, Inc. pursuant to Rule 83 of the Rules of Practice of the Securities and Exchange Commission (17 C.F.R. 200.83).